Exhibit 11.2

CONSENT OF BRUSH & COMPANY
June 21, 2017

We hereby consent to the use of the Market Survey Report for the Development of a Vib Hotel in the Arts & Entertainment District of Miami, Florida, dated May 2016, and the presentation and use of information therein, in the in the Offering Circular of Rebuild Miami-Edgewater, LLC pursuant to Tier II of Regulation A – as Long as availability of the full report is noted. We also consent to the reference to us under the heading “Experts” in such Offering Statement.

President

16410 SW 77th Ct. Miami, FL 33157 www.brush-and-company.com